Titan Medical and the Institute of Image-Guided Surgery of Strasbourg
Announce the First Installation of SPORT Surgical System in Europe

TORONTO, Dec. 06, 2017 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), and the Institute of image-guided surgery (Institut Hospitalo-Universitaire de Strasbourg: IHU Strasbourg) announce the installation of Titan Medical’s SPORT Surgical System at IHU Strasbourg’s research facility. This is the first SPORT installation in Europe and the final planned installation at Titan’s Center of Excellence sites for feasibility and validation studies to support regulatory submissions. The studies at IHU Strasbourg are expected to commence in the fourth quarter of 2017 and continue into 2018.

David McNally, President and CEO of Titan Medical, said, “We are pleased to announce SPORT’s first European installation at IHU Strasbourg, right on schedule. Following Florida Hospital Nicholson Center in Orlando and Columbia University Medical Center in New York, this is our final planned installation at our Center of Excellence sites. We now have achieved a critical milestone of success with installations of the SPORT system at all three of our Center of Excellence sites before the end of 2017. This is a significant positive step for Titan Medical as we continue to deliver our stated milestones on time with the end goal of commercializing the SPORT Surgical System.”

“With successful first uses of the SPORT system reported from the two U.S. Center of Excellence sites, we now enthusiastically look forward to conducting the first of the feasibility studies at IHU Strasbourg in the coming weeks,” added Mr. McNally.

Prof. Jacques Marescaux, Chief Executive Officer of IHU Strasbourg, said, “We are delighted that Titan Medical has chosen IHU Strasbourg as its first European installation site for feasibility and validation studies of the SPORT system. We look forward to embarking on this exciting journey with Titan Medical and feel confident that IHU’s exceptional clinical and research expertise will provide a strong foundation for development of the SPORT Surgical System throughout these studies.”

About the Institute of Image-Guided Surgery / IHU Strasbourg, France

The Institute of Image-Guided Surgery is a unique medical and surgical center dedicated to the management of digestive diseases. It develops innovative surgery to deliver personalized patient care, combining the most advanced minimally invasive techniques and the latest medical imaging methods.

The Institute is:

•	A healthcare center offering personalized treatment using the least invasive techniques;
•	A research center gathering teams to design and develop instruments and procedures for the future;
•	An international training center for professionals and students driven to learn the most advanced minimally invasive practices; and
•	An innovation hub to foster technology transfer through industrial partnerships and creation of startups.

The Institute is a designated part of the “Programme Investissements d’Avenir” and benefits from the financial support of the French government managed by the “Agence Nationale de la Recherche.” The Institute is also funded by the Région Alsace, the Conseil Général du Bas-Rhin, the Communauté urbaine de Strasbourg and the European Union.

For more information, please visit IHU Strasbourg’s website at www.ihu-strasbourg.eu/ihu/en/.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com